Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. AGREES TO SELL
THE FAIRMONT GLITTER BAY
- Sale Generates Proceeds of $31 million and a Gain of $8 million -

TORONTO, July 14, 2004 - Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced that it has sold The Fairmont Glitter Bay in Barbados to a group of investors for approximately $31 million, or $620,000 per room, resulting in an after tax gain of about $8 million. The new owners intend to renovate and develop the property. The resort continues to be managed by FHR as The Fairmont Glitter Bay.

“In 1998, we acquired our initial interest in The Fairmont Glitter Bay as part of the Princess Hotels transaction. The property’s size, its need for renovation and the complicated ownership structure with privately-owned condominiums precipitated this sale,” commented William R. Fatt, Chief Executive Officer of FHR. “We will maintain ownership of the recently renovated Fairmont Royal Pavilion on the fabled Gold Coast in Barbados as well as the adjacent block of undeveloped beach front land, which has significant future development potential.”

About Fairmont Hotels & Resorts Inc.
FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Investors:	Media:
Emma Thompson	Laura Fairweather
Executive Director Investor Relations	Executive Director Public Relations
Tel: 416.874.2485	Tel: 416.874.2404
Email: investor@fairmont.com	Email: communications@fairmont.com
Website: www.fairmont.com/investor	Website: www.fairmont.com